

November 27, 2023

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
230 W 400 South
Suite 201
Salt Lake City, UT 84104

> **Re: Kindly MD, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 20, 2023**
> **File No. 333-274606**

Dear Timothy Pickett:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

Form S-1/A filed November 20, 2023

Revenue, page 38

1. You disclose here that you "expect net sales to increase as the opioid and prescription medication management side of the business have a favorable impact on net sales through the remainder of 2023 and into 2024" but other disclosures appear to indicate that revenue from opioid and medication management treatments have been immaterial. Please clarify your disclosure by quantifying the amount of revenue in each period recognized from each of the revenue streams disclosed on pages 30-32.

Note 8, page F-23

2. Please disclose the maturity date, stated interest rate, collateral and/or security provisions, and any other material terms of the loan payable to Wade Rivers.

       Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Callie Tempest Jones, Esq.